FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 3, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES PARTNERSHIP WITH DANIELI

Moscow, Russia — April 3, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its has signed a partnership agreement with Danieli & C. Officine Meccaniche S.p.A. for the implementation of reconstruction and development projects for Mechel’s steel subsidiaries.

Danieli, an Italian-based world leader in developing technologies and manufacturing equipment for steel production, and Mechel OAO have signed a three-year partnership, which follows a successful working relationship over the past few years. According to the agreement, Danieli will provide Mechel with engineering and technical support to assist the implementation of Mechel’s development plans and ensure its competitive advantages.

The agreement becomes the basis for Danieli’s work to modernize and re-equip Mechel’s subsidiaries, including Chelyabinsk Metallurgical Plant, Russia; Mechel Targoviste, Romania; and Mechel Campia Turzii, Romania.

Danieli was selected as the equipment and technology provider on a competitive basis. Under the agreement, the partners plan to conduct senior executive meetings on a regular basis to identify areas of cooperation, jointly consider development plans, and discuss further measures based on Mechel’s priorities. Regular visits of specialists of each of the companies to discuss technical aspects of developing the projects are also planned. Danieli specialists will be engaged in preliminary engineering for reconstruction and development projects to improve efficiency surrounding preparation and decision making on such projects.

“We have been successfully working with Danieli for a long time, and now we have fortified our reliable partnerships. Danieli’s equipment already operates well at our subsidiaries, specifically two continuous billet casting machines at Chelyabinsk Metallurgical Plant. We are pleased to move to a higher level of cooperation with a world-class engineering and technology leader such as Danieli. We are confident that further cooperation between our companies will help us reduce costs and improve performance efficiency in our steel segment through the implementation of modern steel melting and casting technologies and modernization of our rolling production,” Mechel Management OOO Chief Executive Officer Vladimir Polin commented.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  April 3, 2008